UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-4887

A. Full title of the plan:

UMB Profit Sharing and 401(k) Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office.

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Note:	Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee

UMB Profit Sharing and 401(k) Savings Plan

Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 18, 2004

Kansas City, Missouri

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value:
Common collective trust funds	$—	$47,442,020
Mutual funds	84,220,812	30,240,171
Participant loans	3,922,370	3,762,195
Common stock	2,378,997	2,049,748
Money market fund	9,606,244	—

Total investments	100,128,423	83,494,134
Receivables:
Employer contributions	3,493,353	2,139,494
Employee contributions	266,094	170
Interest and dividends	15,054	10,683

Total receivables	3,774,501	2,150,347
Cash	6,485	25,673

Total assets	103,909,409	85,670,154

LIABILITIES:
Excess contributions payable	107,690	—

NET ASSETS AVAILABLE FOR BENEFITS	$103,801,719	$85,670,154

See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$16,193,640
Interest and dividends	1,151,085
Employer contributions	3,496,634
Employee contributions	7,742,121
Rollover contributions	332,669
Transfers from the ESOP of UMB Bank	594,168
Other	18,151

Total additions	29,528,468
DEDUCTIONS FROM NET ASSETS-
Benefits paid to participants	11,396,903

Total deductions	11,396,903

NET INCREASE	18,131,565
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	85,670,154

End of year	$103,801,719

See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003

1. PLAN DESCRIPTION

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees and provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The employers (UMB Financial Corporation and affiliates) (collectively, the “Company” or “UMB”) will determine each year what amount, if any, will be contributed to the Plan. Company contributions, as determined above, (profit sharing contributions) are divided between the Plan and The ESOP of UMB (the “ESOP”), at the discretion of the Board of Directors of the Company. All such Company profit sharing contributions were allocated to the Plan in 2003.

Eligibility and Participation - The Plan provides that employees with one full year of continuous service become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to make deferral contributions and receive the Company matching contribution the first of the month following date of employment. Employees are eligible to receive the Company profit sharing contribution the first day of the Plan year and the first day of the seventh month of the Plan year after satisfying eligibility requirements. However, to share in the Company matching contributions and any profit-sharing contributions, participants must be actively employed on the last day of the Plan year.

Contributions - Each year, participants may elect to make contributions on a pre-tax basis, equal to not more than 18 percent of their compensation, as defined in the Plan. Effective January 1, 2002, participants may contribute up to 50 percent of pretax compensation. Effective January 1, 2002, all employees who are eligible to make elective deferrals under this Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions and the Company contributions into various investment options offered by the Plan. The plan currently offers twelve mutual funds, a Company stock fund and a money market fund as investment options for participants. The Plan allows for matching contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching 401(k) contributions of $1,996,634 were made to the Plan in 2003. There was a $1,500,000 profit sharing contribution to the Plan in 2003. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - A separate account is maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s contribution, (2) forfeitures of terminated participants’ nonvested accounts, and (3) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are vested immediately in their contributions and the Company matching contribution plus actual earnings thereon. Participants are vested in the Company profit sharing contribution after five years of service. Due to an amendment, a participant satisfying the requirements of the 2003 Severance Plan established for employees terminated as a result of the transfer of the employee benefit accounts to Marshall & Ilsley Corporation or separating from service under the 2000-2001 UMB Special Retirement Incentive Program shall be 100 percent vested.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant.

Interest rates for residential loans are fixed at 1% above the prime rate for commercial loans at the date of issue. Interest rates for all other loans are fixed at the prime rate. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - A participant may withdraw all or a portion of voluntary contributions subject to hardship withdrawal provisions and Administrative Committee approval. Employees are not allowed to withdraw any portion of the Company contributions prior to age 59½. Qualified participants are also able to transfer a portion of their account balances from the ESOP to the Plan.

Forfeited Accounts - At December 31, 2003 there were no forfeited nonvested accounts. Forfeited nonvested accounts are reallocated to participant accounts at the end of the Plan year in which the forfeiture occurs. Also, in 2003, $344 of forfeited nonvested accounts was allocated to participant accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Investments in the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Substantially all of the Plan assets are in funds offered by UMB Bank, n.a. The investment worthiness of those funds is monitored periodically by Plan management.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Costs and Expenses - All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are borne by the Plan. Administrative expenses are paid by the Company.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits. This limit was exceeded during 2003 in which the excess of $107,690 was returned to certain participants between March 9, 2004 and March 11, 2004.

3. INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
UMB Scout Stock Fund	$20,224,253	$—
Pooled Equity Fund	—	19,290,395
Pooled Debt Fund	—	18,200,010
UMB Scout Bond Fund	14,987,264	—
UMB Scout Worldwide Fund	12,672,041	10,563,436
UMB Scout Small Cap Fund	10,476,766	6,581,974
Pooled Income Fund	—	9,951,437
UMB Scout Prime Money Market	9,606,244	—

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,193,640 as follows:

Net Appreciation in Fair Value

Common collective trust funds	$3,783,173
Mutual funds	11,858,501
Common stock	551,966

$16,193,640

4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Board of Directors of UMB Financial Corporation, (the “Plan Sponsor”), has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon their account balance.

5. FEDERAL INCOME TAX STATUS

The Company has adopted a nonstandardized prototype plan, which has received a favorable opinion letter from the Internal Revenue Service, dated August 30, 2001, stating that the prototype plan complied with the applicable sections of the IRC. However, the Company has not requested a determination letter, but management of the Company believes the Plan, as currently operated, is qualified and tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. RELATED-PARTY TRANSACTIONS

Certain Plan investments are mutual funds, common collective trust funds and a money market fund managed by the Company and shares of Company stock. The Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. SUBSEQUENT EVENTS

On January 1, 2004 Marshall & Ilsley Trust Company, n.a. replaced UMB Financial Corporation as Trustee of the Plan. Assets were transferred on January 2, 2004.

Effective January 1, 2004, employees are eligible to make deferral contributions and receive the Company matching contribution following one month of service.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2003

(a)	(b)	( c )	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Mutual Funds
*	UMB Scout Worldwide Fund	Mutual fund (615,745 shares)	$12,672,041
*	UMB Scout Small Cap Fund	Mutual fund (816,583 shares)	10,476,766
*	UMB Scout Worldwide Select Fund	Mutual fund (506,782 shares)	5,098,222
*	UMB Scout Equity Index Fund	Mutual fund (461,988 shares)	3,524,965
*	UMB Scout Stock Fund	Mutual fund (1,362,820 shares)	20,224,253
*	UMB Scout Stock Select Fund	Mutual fund (444,044 shares)	3,703,328
*	UMB Scout Technology Fund	Mutual fund (730,473 shares)	2,118,370
*	UMB Scout Energy Fund	Mutual fund (103,379 shares)	1,067,903
*	UMB Scout Bond Fund	Mutual fund (1,315,826 shares)	14,987,264
	Dodge and Cox Balanced Fund	Mutual fund (53,500 shares)	3,907,675
	Dodge and Cox Stock Fund	Mutual fund (34,984 shares)	3,980,463
	Vanguard Index Trust 500 Fund	Mutual fund (23,956 shares)	2,459,562

	Total mutual funds		84,220,812
*	Participant Loans	Promissory notes, interest rates from 4.0% to 10.5%; maturity dates through June, 2023	3,922,370
	Common Stock
*	UMB Financial Corporation Fund	Common stock (50,042 shares)	2,378,997
	Money Market Fund
*	UMB Scout Prime Money Market	Money Market (9,606,244 shares)	9,606,244

			$100,128,423

*	Represents party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMB Profit Sharing and 401(k) Savings Plan

Date: June 28, 2004	/s/ Jacqueline A. Witte
Jacqueline A. Witte Executive Vice President